Cy C *3/16/11*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11020634

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2011

Washington, DC

SEC FILE NUMBER
8- 67348

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING $\underline{01/01/2010}$ AND ENDING $\underline{12/31/2010}$

                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PAF Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Brickell Key Drive, Suite 604
                                (No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
                            (Name – *if individual, state last, first, middle name*)

1 Southeast 3rd Ave., 10th FL	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Benjamin Moody affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PAF Securities, LLC as of December 31st, 2010, are true and correct. I further affirm that neither PAF Securities, LLC nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Benjamin Moody
Managing Director

Subscribed and sworn to before me on this 24 day
of February, 2011



Notary Public State of Florida
Arlene Wong
My Commission EE028175
Expires 10/05/2014

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

PAF SECURITIES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

PAF SECURITIES, LLC

CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Members
PAF Securities, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of PAF Securities, LLC as of December 31, 2010, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PAF Securities, LLC as of December 31, 2010, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed on the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum LLP

Miami, FL
February 28, 2011

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MARCUMGROUP
MEMBER

Marcum LLP ▪ One Southeast Third Avenue ▪ Tenth Floor ▪ Miami, Florida 33131 ▪ **Phone** 305.995.9600 ▪ **Fax** 305.995.9601
marcumllp.com

PAF SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Assets

Current Assets

Cash and Cash Equivalents	$ 135,398	
Accounts Receivable	9,138	
Other Assets	44,929	
Total Current Assets		$ 189,465

Liabilities and Members' Equity

Members' Equity	$ 189,465	
Total Liabilities and Members' Equity		$ 189,465

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues		
Success fees	$ 1,444,884	
Retainer fees	797,488	
		$ 2,242,372
Expenses		
General and administrative expenses		1,609,740
Net Income		$ 632,632

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

Balance, December 31, 2009	$	296,833
Members' distributions		(740,000)
Net income		632,632
Balance, December 31, 2010	$	189,465

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows From Operating Activities		
Net income		$ 632,632
Adjustments to reconcile net income to net cash and cash		
equivalents provided by operating activities:		
Changes in operating assets:		
Amortization of prepaid assets	$ 6,095	
Management fee in lieu of repayment of advance to affiliate	70,000	
Total Adjustments		76,095
Net Cash Provided By Operating Activities		708,727
Cash Flows From Financing Activities		
Member distributions		(740,000)
Net Decrease In Cash and Cash Equivalents		(31,273)
Cash and Cash Equivalents - Beginning		166,671
Cash and Cash Equivalents - Ending		$ 135,398

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

PAF Securities, LLC (the Company) is a broker-dealer which became registered with the Securities and Exchange Commission (SEC) and also became a member of the National Association of Securities Dealers (NASD) on November 24, 2006. The Company engages primarily in providing advisory services related to mergers and acquisitions, restructuring and capital raising transactions. The Company is subject to regulatory oversight and periodic audit by the SEC and FINRA.

The Company does not hold customer funds or securities or owe money or securities to customers.

REVENUE RECOGNITION

Revenue is recorded when services have been performed. The Company enters into retainer agreements with its customers, which provide for monthly billings for months in which services have been performed. The retainer agreements also provide for success fees to be earned by the Company upon the successful close of a merger and acquisition, restructuring or capital raising transaction.

CASH EQUIVALENTS

For purposes of reporting cash flows, cash equivalents are all money market funds, treasury bills and certificates of deposit purchased with an original maturity of three months or less.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $135,398 which was $130,398 in excess of its required net capital of $5,000.

NOTE 3 - INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the members are responsible for the tax liability, or loss carryforward, related to their proportionate share of the Company's taxable income and losses. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2010.

NOTE 4 - RELATED PARTY TRANSACTIONS

EXPENSE-SHARING AGREEMENT

The Company has a written expense-sharing agreement with an entity owned 100% by the members of the Company (Pan American Finance, LLC).

The agreement stipulates which entity is responsible for payment of certain expenses incurred for the benefit of PAF Securities, LLC as a FINRA-registered broker-dealer. As outlined in the agreement, expenses that are regulatory in nature will be paid by PAF Securities, LLC. PAF Securities, LLC will also pay Pan American Finance, LLC a management fee of $10,000 per month for assistance and services per the agreement.

LEASES WITH RELATED PARTIES

In 2008 Pan American Finance, an entity owned 100% by the members of the Company, assigned its office lease to the Company. The assignment transferred obligations under the original lease agreement to the Company. Based on the lease agreement the landlord does not release Pan American Finance of any of its obligations under the original lease agreement.

NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

LEASES WITH RELATED PARTIES (CONTINUED)

The following is a schedule of future minimum rental commitments under the lease at December 31, 2010:

2011	$	150,276
2012		37,889
	$	188,165

OTHER

During 2010, the Company made distributions to members of $740,000. No compensation has been recorded in the statement of income related to the members who manage and operate the business.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2011, which is the date the financial statements were available to be issued.

PAF SECURITIES, LLC

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2010


Independent Auditors' Report on Internal Control as Required by
Rule 17A-5 of the Securities and Exchange Commission

To the Members
PAF Securities, LLC

In planning and performing our audit of the financial statements of PAF Securities, LLC (the Company) for the period ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a 3(a)(11) and the exemptive provisions of rule 15-c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining the internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9



MARCUMGROUP
MEMBER

Marcum LLP ■ One Southeast Third Avenue ■ Tenth Floor ■ Miami, Florida 33131 ■ **Phone** 305.995.9600 ■ **Fax** 305.995.9601
marcumllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Miami, FL
February 28, 2011



PAF SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Total Assets	$	189,465
Less Total Liabilities		--
Net Worth	$	189,465
Less Non-Allowable Assets		54,067
Net Capital		135,398
Net Capital Required		5,000
Excess Net Capital	$	130,398
Aggregate Indebtedness	$	--
Ratio: Aggregate Indebtedness to Net Capital		--

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2010 and the above calculation.

PAF SECURITIES, LLC

SCHEDULE II

INFORMATION RELATING TO DETERMINATION OF RESERVE REQUIREMENTS AND POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2010

The Company operates pursuant to the (K)(2)(i) exemptive provision of the Securities and Exchange Commission Rule 15c3-3 and does not hold customer funds or owe money or securities for customers.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2010.

PAF SECURITIES, LLC

AGREED-UPON PROCEDURES

FOR THE YEAR ENDED DECEMBER 31, 2010



MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Managing Director
PAF Securities, LLC
601 Brickell Key Drive, Suite 604
Miami, Florida 33131

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2010 to December 31, 2010, which were agreed to by PAF Securities, LLC's and the SIPC, solely to assist you and the other specified parties in evaluating PAF Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). PAF Securities, LLC's management is responsible for PAF Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and checks #2039 and #2209 noting no differences;
2. Compared the Total Revenue amounts of the Forms X-17A-5 for the year ended December 31, 2010 less revenues reported on the FOCUS reports for the period from January 1, 2010 to March 31, 2010, with the amounts reported in Form SIPC-7T for the period from April 1, 2010 to December 31, 2010, noting no differences; and
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Miami, FL
February 28, 2011

1



MARCUMGROUP
MEMBER

Marcum LLP ■ One Southeast Third Avenue ■ Tenth Floor ■ Miami, Florida 33131 ■ **Phone** 305.995.9600 ■ **Fax** 305.995.9601

marcumllp.com

PAF SECURITIES, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

Period Covered	Date Paid	Amount
General Assessment Reconciliation for the Period		
April 1, 2010 to December 31, 2010		$ 5,606
Payment Schedule:		
SIPC-6	08/12/2010	1,144
SIPC-7T	02/04/2011	4,462
Balance Due		$ --

See report of independent registered public accounting firm on applying agreed-upon
procedures related to an entity's SIPC assessment reconciliation.

2